

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 24, 2015

Paul F. Marina
President, Chief Executive Officer and Chief Financial Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

    Re: Hometown International, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed November 9, 2015
          File No. 333-207488

Dear Mr. Marina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

1. Please update the financial statements and financial information included in the filing to include the interim periods ended September 30, 2015 and September 30, 2014. Refer to Rule 8-08 of Regulation S-X.

Exhibits

2. Please file all required exhibits, such as the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products